December 19, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

Washington, D.C. 20549

Re:	Sunset Island Group, Inc.
Registration Statement on Form S-1 Filed November 16, 2016 File No. 333-214643

Ladies and Gentlemen:

On behalf of Sunset Island Group, Inc. (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”), is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (as amended, the “Form S-1”).

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Cover Page

1.	Please note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3) require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, your statement that selling shareholders will sell at “prevailing market price for the shares of common stock, or in negotiated transactions” is insufficient to satisfy your disclosure obligation. Please note that we do not consider the OTC Pink market to be an established trading market for purposes of satisfying this disclosure requirement. Please revise throughout your prospectus, including Item 5 and Item 8 and the reference to rule 457(c) in the fee table so that it only references the fixed price at which selling shareholders will sell their shares. We would not object if you disclose that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange.

Responses: We have updated the filing to include the following language: “the prices at which the Selling Security Holders may sell the shares of Common Stock in this Offering shall be at the fixed price of $1.00 until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange then it may be determined by the prevailing market price for the shares of Common Stock or in negotiated transactions.”

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Prospectus Summary, page 7

2.	We note that you currently have the “ability to distribute products in 50 dispensaries throughout the state of California.” Here, and throughout the prospectus, clarify what you mean by “ability to distribute.” In addition, disclose whether you have any oral or written agreements in place with these dispensaries and if so, describe the material terms of these arrangements and include them as exhibits to your registration statement, or tell us why they are not required to be filed. If you have no distribution outlets identified or you have no agreements or arrangements in place, please revise to state.

Responses: The ability is from Mr. Magallanes and Ms. Baughers pre-exisiting relationships with the dispensaries through selling products to them over the past 5 years. Dispensaries do not have written or oral agreements. They simply place orders for products at the products wholesale price. We have revised to include the following language: “The Company’s officers have sold products to the dispensaries over the past 5 years and are able to leverage this pre-existing relationship with the dispensaries to to introduce client’s products to these dispensaries. Once a product is introduced to a dispensary they place an order. No other agreements would exist between the Company and the dispensary.”

Summary Risk Factors, page 8

3.	Please clarify your reference to the real estate assets and the real estate industry, as well as your reference on page 15 to MediFarm I, MediFarm II, IVXX, and GrowOp Technology.

Responses: We have revised the Form S-1 to remove the language relating to “real estate assets and the real estate industry, as well as your reference on page 15 to MediFarm I, MediFarm II, IVXX, and GrowOp Technology” as it was a typo.

Risk Factors, page 11

4.	Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to so register a class of securities, please add a risk factor related to the discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act, and address the effect of the inapplicability to you of the proxy rules and section 16 of the Exchange Act

Responses: The Company currently plans to register its common stock under the Exchange Act once the S-1 is effective.

Plan of Distribution, page 18

5.	We note your statement in the third full paragraph on page 18 that the selling shareholder “may be deemed” to be an underwriter. Please revise to state that the selling securityholder “is” an underwriter. For guidance, refer to rule 145(c) and Section II.G of Securities Act Release 33-8869, Revisions to Rules 144 and 145 (December 6, 2007), available on the Commission’s website.

Responses: We have revised the Form S-1 accordingly.

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Item 9: Description of Securities to be Registered, page 20

6.	You state that in the reverse merger with Battle Mountain Genetics, 50 million shares of your common stock were issued to its three former owners. However, you also state that 40 million shares were issued and that the 50,031,771 common shares outstanding at October 31, 2016 were held by approximately 310 shareholders of record. Please explain these apparent inconsistencies and revise accordingly.

Responses: We have revised the Form S-1 to correct the typo on the 40,000,000 shares to 50,000,000. The 310 shares refer to the number of shareholders listed on the shareholder list of the Company after the reverse merger and the reverse split of the stock. The vast majority of these shareholders were issued shares between 1986 and 2006 and currently own 1 share after the reverse split of the stock.

Item 11: Information with Respect to the Registrant, page 21

7.	Please provide the disclosure required by Item 404(d) of Regulation S-K regarding related persons, promoters and certain control persons. For example, we note disclosure elsewhere of loans from related parties, whose names are unidentified.

Responses: We have corrected the typo related to loans from related party. The only reference we could find was in Note 3 and revised to state: “To this date the Company has relied on the sale of securities to finance its operations and growth”.

Business of The Registrant, page 21

8.	We note that you will be “providing clients a licensed manufacturing facility to produce products such as oils and edibles.” Please clarify whether you own such a facility. If not, disclose whether you have identified such a facility and whether you have any oral or written agreements in place with a facility. Please disclose the material terms of any such arrangements, and file them as exhibits to your registration statement. If you have no manufacturing facility identified or you have no agreements or arrangements in place, please revise to state.

Responses: We have revised the Form S-1 to include the language: “The Company is currently looking for a facility in the Oakland, California that would satisfy the Company’s needs. Currently, the Company is using space from its CEO in Oakland, CA at no charge.”

9.	We note your disclosure focuses on your executive, administrative, and operating offices are located in Marina Del Rey, California but also that your “main operations” are based in Oakland, California. Please describe the location and general character of the property in Oakland and how it is held. Please refer to Regulation S-K Item 102 and Instruction 1 thereof.

Responses: We have revised the Form S-1 to include the language: “The Company is currently looking for a facility in the Oakland, California that would satisfy the Company’s needs. Currently, the Company is using space from its CEO in Oakland, CA at no charge.”

Government Regulation, page 22

10.	We note the risk factor disclosures relating to federal and state marijuana regulation which may negatively impact your revenues and profits. Please reconcile the disclosure in this section, which states that there are no governmental regulations related to your business. Please revise this section to provide the disclosure required by Item 101(h)(4)(ix) of Regulation S-K.

Responses: A number of states, including California, have enacted laws that allow their citizens to use medical marijuana and operate medical marijuana cultivation, production, or dispensary facilities. Although cultivation and distribution of marijuana for medical use is permitted in California, provided compliance with applicable state and local laws, rules, and regulations, marijuana is illegal under federal law. Strict enforcement of federal law regarding marijuana would likely result in the inability to proceed with the business plans of the Company.

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Market Price and Dividends, page 22

11.	Please revise to state that there is no established trading market for your common stock pursuant to Item 201(a)(1)(i) of Regulation S-K, which provides that “the existence of limited or sporadic quotations” such as the pink sheets “should not of itself be deemed an established public trading market.” Further, we note your statement on page 14 that the “display of quotes has been discontinued by OTC Markets.”

Responses: We have revised the Form S-1 accordingly.

12.	Please revise to explain the nature and significance of the “Stop warning” from the OTC Markets and the basis for this warning.

Responses: We have revised the Form S-1 to include following language: The “Stop” warning from OTC Markets refers is used for companies that have not filed information with the OTC or the SEC. However, once the Company’s S-1 is effective the Stop warning will be removed and the company will be listed as Current with OTC Markets.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results…, page 24

13.	You state that significant revenues are not expected until “we open our first restaurant.” Please explain how restaurant operations are consistent with your planned business activities, as described on page 7. Revise accordingly.

Responses: We have revised the Form S-1 typo and included the following language: “We do not anticipate generating significant revenues until the Company completes its search for new location in the Oakland, CA area.”

Critical Accounting Policies, page 25

14.	You state that “revenue earnings activities are recognized when the company has substantially accomplished all it must do to be entitled to the benefits represented by the revenue.” Please revise this disclosure to be consistent with guidance in ASC 605.

Responses: We have revised the Form S-1 accordingly and added following language: “Under ASC Topic 605-10-25, revenue earning activities are recognized when it is realized or realizable and earned.

15.	Your description of accounting policies for basic and diluted net loss per share and stock- based compensation appear to be inconsistent with your current capital structure and business activities. For example, you state that “common stock equivalents pertaining to convertible debt, options, warrants and convertible preferred shares were not included in the computation of diluted net loss per share,” none of which existed from inception through October 31, 2016. Please revise these disclosures to more accurately reflect your existing and planned business activities.

Responses: We have revised the Form S-1 accordingly and removed language related to convertible debt, options, warrants and convertible preferred shares.

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Identification of Directors and Executive Officers, page 27

16.	Please revise to clarify the business experience during the past five years for each director and executive officer. In this regard, disclose the nature of Ms. Braugher’s consulting business over the last five years, and discuss with respect to both directors the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Responses: We have revised the Form S-1 to include the requested information.

Item 15: Unregistered Sales of Equity Securities and Use of Proceeds, page 33

17.	Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Responses: We have revised the Form S-1 to include the table of the issuance.

Consolidated Balance Sheet, page F-3

18.	Please correct your consolidated balance sheet to show a total amount for liabilities and stockholder’s equity.

Responses: We have revised the Form S-1 to include the total number.

19.	The caption and heading, “Stockholders’ Deficit,” are inconsistent with the amount presented. Please revise accordingly.

Responses: We have revised the Form S-1 accordingly.

Consolidated Statement of Changes in S tockholder’s D eficit, pa ge F -5

20.	Please revise the title to be consistent with the amount presented in this financial statement.

Responses: We have revised the Form S-1 to be consistent with the amount presented in this financial statement.

21.	The sale of common stock for $11,000 appears to represent the purchase of 4,000 shares of Battle Mountain Genetics by Novus Group, which were subsequently exchanged for 4 million shares as part of the reverse merger. However, on page 17, you state that the Novus Group paid $15,000 to purchase these shares. Please explain this apparent inconsistency and revise accordingly.

Responses: We have revised the Form S-1 to fix typo regarding the $15,000 to the correct amount of $11,000

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22.	You state that a one-for-ten thousand (1:10,000) reverse stock split became effective on October 14, 2016 and that all share information was retroactively restated. Please confirm that the amount of 50,031,771 common shares outstanding at October 31, 2016 is reflective of this reverse stock split.

Responses: The Company confirms that the amount of 50,031,771 common shares outstanding at October 31, 2016 is reflective of this reverse stock split.

Consolidated Statement of Cash Flows, page F-6

23.	Please change the caption, net change in cash, to show a positive amount.

Responses: We have revised the Form S-1 to correct the typo.

Notes to Consolidated Financial StatementsNote 4 -Income Taxes, page F-8

24.	Please review your income tax disclosures for consistency with the guidance in ASC 740.

Responses: We have revised the Form S-1 to accordingly.

Exhibit 5.1

25.	We note the opinion indicates that the shares “will be validly issued, fully paid and nonassessable.” However, we also note that the registration statement is registering the resale of shares that are already outstanding. Therefore, please revise the opinion to indicate whether these shares are validly issued, fully paid and non-assessable.

Responses: We have revised the Form S-1 to accordingly.

Exhibit 23.1

26.	You state that your report on the financial statements was dated November 7, 2016. However, your report on page F-2 is dated November 11, 2016. Please explain this apparent inconsistency and revise accordingly.

Responses: We have corrected the typo of November 11, 2016 to November 7, 2016.

Other Comments

27.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Responses: The Company acknowledges the Staff’s request and undertakes to comply with it as applicable. The Company will supplementally provide the Staff with written materials provided during presentations to potential investors in reliance on Section 5(d) of the Securities Act.

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28.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Responses: The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis.

The Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Buscar Company

By:	/s/ Valerie Baugher
Name:	Valerie Baugher
Title:	President

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